

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Scott R. Zemnick
Founder Holder
VPC Impact Acquisition Holdings III, Inc.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

> **Re: VPC Impact Acquisition Holdings III, Inc.**
> **Amendment Nos. 2 and 3 to**
> **Registration Statement on Form S-4**
> **Filed November 29 and 30, 2021**
> **File No. 333-260083**

Dear Mr. Zemnick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-4

Part II. Exhibits
Exhibit 8.1, page II-1

1. Refer to the first full paragraph on page 2. Counsel opines "we are of the opinion that the discussion set forth in the Registration Statement . . . is accurate in all material respects." The accuracy of the disclosure is not the appropriate subject of the tax opinion. Please have counsel revise accordingly. For guidance, refer to Section III.C.2 of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551- 3217with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Era Anagnosti